Exhibit 4(9)

FAX		From:	Rob Groves Human Resources Director Eidos plc
		Tel:	0181 636 3366 Mobile 0468 337547
		Fax:	0181 636 3343

To:	Jonathan Kemp	Date:	8 August 1997
	Microprose Ltd	Number of pages,
Fax	01454 894106	including this sheet: 1

AMENDMENTS TO WRITTEN PARTICULARS OF EMPLOYMENT WITH EIDOS PLC

I am writing to outline the agreed changes to your conditions of employment with Eidos. This document should be retained with your original written particulars of employment and forms part of the employment contract.

1.	Your commencement date with the Company is still to be confirmed by you, but will be on or before 8 November 1997.

2.	Your basic salary will be £73,000.

3.	Dependant on your performance against agreed targets, the Company will pay quarterly bonuses equivalent to £27,000 per annum.

4.	Your Company Car could be that already on order for you at Microprose, but you have complete freedom of choice up to the monthly lease ceiling of £580

5.	The Company will pay for weekly season tickets (to be purchased by you as appropriate) on Great Western/London Underground, for the initial three months of your employment. It will also compensate or arrange for accommodation during the week if you feel it more appropriate due to work commitments. The Company wishes you to relocate to a location commutable from Wimbledon, and will refund all reasonable receipted out of pocket expenses arising directly from the move, up to a maximum of £7,000.

I hope the above is satisfactory, and look forward to receiving your signed particulars together with a signed copy of this document.

Yours sincerely

Rob Groves
Human Resources Director

I hereby accept the above amendments to my written particulars of employment.

Signed	date 10/8/97

Written Particulars of Employment, issued under the Employment Rights Act
1996, under which

Eidos Interactive Ltd

employs

Jonathan Kemp

This period of continuous employment began on a date to be confirmed by you, but before 23 October 1997. The following terms of employment will exist from that date.

1.	Salary

You will be paid an annual salary of £70,000. This will be reviewed on an annual basis by the Board of Directors of the Company. Dependant on your performance against agreed targets, the Company will pay quarterly bonuses equivalent to £20,000 per annum.

There is a further commitment from the Company to arrange the allocation of 15,000 share options to you. The timing and pricing of these options will be at the Company's discretion, and subject to the rules and regulations of both the Share Option Scheme and the London Stock Exchange.

Salary will be paid through bank automated credit transfer, in 12 equal instalments, not later than the end of each month, and normally on the 28th day.

2.	Job Title

You are employed as Director of Sales, responsible to the Managing Director. You may be requested to undertake a range of duties appropriate to this job title. Specific objectives and tasks will be set out in periodic performance appraisals and/or in a written job statement.

3.	Place of work

You are based at the Wimbledon office. However, you may be expected to attend other company premises and off-site meetings from time to time. The Company reserves the right to appoint you to other positions (whether within the company or any Associated Company) and to base you at other locations, whether temporarily or permanently, as the needs of the business require.

4.	Hours of Work

Standard hours of work are from 9 a.m. to 5.30 p.m., Monday to Friday. There will be a lunch break of one hour to be taken at a time convenient to the needs of the department. You may be required to work such additional hours as are necessary for the competent execution of your duties, and no further payment will be made for such additional working.

5.	Leave

The holiday year runs from and to Christmas Day each year. You are eligible for 25 days annual leave per annum, although the Company reserves the right to designate 3 compulsory leave days over the Christmas and New Year period.

The total leave will accrue monthly, in twelve equal parts, rounded to the nearest whole day. A holiday form should be completed by you and signed by your manager prior to taking any holiday. Accrued holiday not taken on leaving this employment will be paid in lieu, excess holiday payments made will be deducted from final salary.

In no circumstances will money be paid in lieu of annual leave, nor can leave be transferred from one holiday year to the next, except at the express request of your manager, where a period of grace to the end of the following March may be granted.

Any leave period dates must be agreed with your manager, and a signed holiday approval form submitted to the HR Department.

All statutory bank and public holidays are recognised by the company.

6.	Sickness Absence

All sickness absence must be notified to your manager within one hour of your normal start time, subject to the rules on statutory, sick pay. Where this requirement is met the company may, at its discretion, continue to pay your full salary for up to three months of certificated sickness absence, which will be inclusive of any statutory sick pay to which you may be entitled. You will be covered by our Permanent Health Insurance scheme, which will provide 75% of full salary after three months absence and until normal retirement age, providing continuing inability to work can be proved, and subject always to the rules of the scheme from time to time in force.

7.	Critical Illness

You will be covered by the Eidos Critical Illness insurance policy. Once covered, if during your employment with Eidos you survive a critical illness for one month or longer (e.g. stroke, heart attack, life-threatening cancer or other like illness specified in the policy), a payment of 4 times annual salary will be made to you, under the insurance policy, and subject always to the rules of the scheme from time to time in force.

8.	Notice Period

Your employment shall continue unless terminated by either party serving minimum written notice of 3 months, although this will not affect any statutory right to a longer notice period to be provided to you by the Company (currently one week per completed year of service, up to a maximum of 12).

The company shall have the right to pay salary in lieu of any period of notice. During any period of notice, whether given by you or the Company, the Company may, at its absolute discretion, require you either to remain away from work on paid leave or provide you with alternative work of a broadly similar nature to the work you normally perform.

9.	Employment Status

You are employed as a non-temporary employee, and there is no fixed-term for this employment contract.

10.	Collective Agreements

There are no collective agreements in force that directly affect the terms and conditions of your employment.

11.	Working Abroad

This employment will not require you to work outside the UK for more than one month as a continuous period.

12.	Disciplinary Procedure

The company disciplinary procedure has been drawn up with reference to the ACAS code of practice, and relates to the policy and procedure to be followed in cases of misconduct by any employee. The full policy is enclosed as Appendix 1, and includes guidance on how to appeal against disciplinary action.

13.	Grievances arising from employment

Any formal grievance relating to your employment with the company should be made in writing to the HR Director at the company's Head Office. The HR Director will consult with you and your direct manager on the circumstances of any grievance, and will attempt to resolve the issue and confirm action taken within 15 working days. Should you not be satisfied by this action, a further written appeal should be submitted within 15 working days to the HR Director, who will attend a meeting between you and your manager's manager. Any action arising from this meeting will be confirmed to you in writing as soon as reasonably practicable. There will be no further right of appeal, and in no case will there be any appeal beyond the Chief Executive.

14.	Pension, Contracting-out Certificate and Retirement Age

Eidos operate a Group Private Pension Plan, whereby a private plan is set up for you as an individual, benefiting from the shared administration costs of a group scheme. Entry to the pension plan will be offered to you within two months of your commencement date, or of reaching age 25, whichever is the later, and during this period you will be provided with financial illustrations for your pension, details of the plan, and the opportunity to meet with the pensions advisors. The company will make a monthly contribution to your pension at such a rate as is set from time to time (currently 12% of basic salary), and this may in the future be made conditional upon you making a matching contribution to your pension plan.

Due to administrative constraints, it is not possible for Eidos to make contributions to any other personal pension outside the Eidos plan. However,

whilst you can continue to contribute to any other personal pension plan you have up to Inland Revenue limits, you may wish to note that most reputable pension providers will allow you a contributions holiday. The Eidos plan has been set up to allow a competitive transfer value should you leave the company in the future.

No pensions contracting-out certificate is in force for this employment. The normal retirement age for all employees of the Company is 60 years.

15.	Life Assurance

You will be covered by our Group Life Insurance policy, subject always to the rules of the policy from time to time in force and subject always to your health not being such as to prevent the Company from obtaining cover on terms the Company finds reasonable. Once covered, should you die whilst still in the service of the company, a sum equal to 4 times annual salary will be paid to your nominated next of kin.

16.	Health and Safety

You are reminded that you have a statutory duty to observe all health and safety rules, and take reasonable care to promote the health and safety at work of yourself and your colleagues.

17.	Confidentiality

It is highly likely that during your employment, you will learn or gain access to information of a confidential nature concerning, for example, the business of the Company or any Associated Company and their clients. You must not under any circumstances without the prior consent of the Company and both during your employment and after its termination, disclose or use for your own purposes any such information, unless such disclosure or use is necessary for the proper performance of your duties.

Further, you will not make any statement to the press, radio, television or any other media nor will submit for publication any letter or articles or book relating directly or indirectly to the business or affairs of the Company or any Associated Company without first obtaining the written consent of a Director or the Head of Communications. The exception to this will be those occasions when the media are invited to our offices by the management to review work in progress.

It is of vital importance to the Company to maintain confidentiality where necessary. Therefore, any breach of this clause during employment will be regarded as gross misconduct and may lead to your summary dismissal.

18.	Duties and Restrictions During Employment

You shall comply with all reasonable requests, instructions and regulations relating to the Company or any Associated Company made by the Board of Directors of the Company or by anyone authorised by it from time to time. You shall devote the whole of your time and attention and ability to your duties during working hours.

You shall work and faithfully serve the Company to the best of your ability and use your best endeavours to promote the interests of the Company, giving at all times the full benefit of your knowledge, expertise and technical skills.

You shall not, without the written consent of the Company, directly or indirectly be engaged in any other business whatsoever, providing that you shall not be prohibited from holding by way of investment any securities listed or dealt on the Stock Exchange and comprising not more than 5% of the securities of the class in question.

You confirm that you have no obligation to any previous employer or to any other company or individual which prevents you from taking up employment with the Company.

On the termination of your employment, you shall deliver up to the Company all correspondence, documents, lists, disks and other papers (or other means of storing or recording information) and all other property belonging to the Company or an Associated Company which may be in your possession or under your control, and you shall not take any copies thereof without the written consent of a Director.

(a) In view of your position within the Company, you acknowledge that you are likely to obtain in the course of your employment with the Company and any Associated Company, knowledge of trade secrets, know-how, techniques, methods, lists, computer programmes and software and other confidential information relating to the Company and its Associated Companies and their employees and clients, and in order to safeguard the goodwill of the Company and its Associated Companies in connection with its clients, suppliers and employees you agree to the restrictions set out in this clause.

(b) You hereby undertake with the Company that (except with the prior written consent of the Company which shall not be unreasonably withheld) after the termination of your employment whether by yourself, your employees or agents or otherwise howsoever and whether on your own behalf or for any other person, firm or company, you will not:

(i) for a period of six months entice, solicit or endeavour to entice or solicit away from the Company or any Associated Company any officer, employee or consultant to the Company or any Associated Company with whom you had material contact during the course of your employment (provided that this clause shall not prevent you from employing general administrative staff of the Company or any Associated Company);

(ii) for a period of six months interfere or seek to interfere with the supply to the Company or any Associated Company of any services by any supplier who during the period of twelve months immediately preceding such termination shall have supplied services to the Company or any Associated Company and with whom you had material contact, nor will you interfere or seek to interfere with the terms on which such supply during such periods as aforesaid has been made;

(iii) for a period of six months, entice, solicit or endeavour to entice or solicit away from the Company or any associated Company the business of any person, firm or company who during the period of twelve months preceding the date of such termination was a client of the Company or any

Associated Company with whom you had contact as an employee of the Company.

For the purposes of this sub-clause "client" shall include any third party with whom the Company or any Associated Company was (during the said period) in negotiation in respect of the provision of services or to whom the Company or any Associated Company had (during the said period) made or been requested to make an offer to provide services.

(c)	Each of the restrictions aforesaid constitutes an entirely separate, severable and independent restriction on the Executive.

19.	Equal opportunities

Eidos is committed to providing equal employment opportunities to all applicants and employees without regard to race, colour, religion, sex, marital status, pregnancy, age, physical or mental disability, medical condition, national origin, sexual orientation, or any other characteristic protected under UK law. This policy extends to recruitment, promotions, provision of training, and transfers. In keep with this commitment, we are always willing to consider job sharing applications from new or existing staff. All employees are required to adhere to this policy at all times. Those in positions of recruiting or training staff have additional obligations under this policy. Non-adherence to this policy may be viewed as gross misconduct.

20.	Deduction of Money Owed

If at any time money is owed and payable by you to the Company whether under this letter of appointment or otherwise, it is agreed that the Company may deduct the sums from time to time owed, from any payment due to you from the Company.

21.	Expenses

Within such limits as the Company may from time to time lay down, all expenses wholly, exclusively and necessarily incurred by you in carrying out your duties will, on production of appropriate receipts or vouchers, be reimbursed to you. Those employees regularly incurring substantial expenses are issued with a Company Credit Card, which must be used for all expenses incurred, barring foreign travel.

22.	Company Car

You will be provided with a company leased car appropriate to your seniority within the company. The exact car is subject to a monthly lease cost ceiling of £580, which should typically allow for a car with a retail price of around £26,000. The Company will bear the cost of insuring, testing, taxing, repairing and maintaining it and shall reimburse you with the cost of fuel incurred during business mileage. You will take good care of the vehicle and ensure that the provisions of any policy relating to it are observed in all respects, particularly regularly servicing as proscribed by the manufacturer.

The Company will also bear the cost in relation to fuel for reasonable private mileage within the UK.

23.	Private Medical Insurance

We will provide you with private medical insurance cover from 1 December renewal date. Scales of cover and exclusions will be notified to you from time to time, and are at the sole discretion of the company.

We will also provide cover for your spouse and children, where applicable, on the same basis as above subject always to the rules of the scheme from time to time in force and subject to their health not being such as to prevent the Company from obtaining such cover on reasonable terms.

24.	Miscellaneous

The Company reserves the right to reasonably amend the terms of your employment from time to time.

This letter of appointment supersedes all other agreements, whether written or oral, between you and the Company and you acknowledge that you are not entering into it in reliance on any representation that is not set out in this letter.

25.	Definition

In this letter, "Associated Company" shall include any companies owned by the Company or which have common control with the Company.

Issued on behalf of Eidos Interactive Ltd.

Signed	date 22/7/97
Human Resources Director

I hereby accept and acknowledge receipt of the written particulars of employment, of which this document is an accurate copy, together with Appendix 1 setting out the Disciplinary Policy, and Appendix 2 setting out the Share Dealing Code.

Signed	date 10/8/97

APPENDIX 1: DISCIPLINARY POLICY

In any organisation, it is essential that certain standards of performance are maintained to protect the interests of the company and the well-being of its employees.

The following procedure is designed to ensure fairness and order in the way employees are treated if their job performance falls below expected standards. The primary aim is to encourage improvement in conduct, not to apply a sanction.

When will it be used?

In general, minor shortcomings on the part of an employee in meeting job requirements or standards will be brought to his/her attention by the immediate supervisor in informal conversations, focusing on possible assistance to achieve improvement.

Only where improvement does not take place, or where the shortcomings are rather more serious than a temporary minor lapse, will the Disciplinary Procedure become appropriate.

The procedures applies equally to all staff.

What rights does the employee have at a disciplinary meeting?

(i)	The right to know in good time the reasons for the meeting, so as to prepare for it.

(ii)	The right to be accompanied by a fellow employee if they so wish.

(iii)	The right to hear the reasons for invoking this procedure.

(iv)	The right to have all aspects of the case investigated.

(v)	The right to state his/her case.

(vi)	The right to be told the disciplinary action to be taken, and the corrective action required from him/her, together with a timetable for acceptable improvement.

(vii)	The right to be advised of this procedure, and the consequences of not making acceptable improvement.

The meeting should take place within five working days of the offence and the disciplinary decision should be communicated to the employee within 48 hours of the meeting.

What are the stages of the procedure?

Stage 1: Verbal Warning

For a minor offence, a verbal warning is the first stage of the procedure. The supervisor will suggest ways to improve performance. The employee will be informed that the verbal warning is part of the formal procedure, and that a record of the warning will be placed on the employee's file.

Stage 2: Written Warning

For a repeated minor offence of a similar nature, stage 2 will be invoked. A more serious first offence may mean that the procedure is invoked at stage 2 initially.

The manager will review the situation and suggest ways to improve performance. The warning will be confirmed to the employee in writing, setting out the nature of the offence and the timetable for acceptable improvement. A copy will be held on the employee's personal file.

Stage 3: Final Written Warning

For a repeated offence already dealt with at stage 2, or for first offences so serious that any repetition could lead to dismissal, stage 3 will be invoked.

The employee will receive from his/her manager, a letter recording the nature and outcome of the disciplinary meeting. The letter will clearly state the standards and improvement expected by the company, including a deadline date for achievement. It will also indicate that if such improvement is not forthcoming, the company will consider dismissal.

Stage 4: Dismissal

After an appropriate review by the manager, if the employee's conduct or performance does not satisfy the targets set by the final written warning the employee will be dismissed. The immediate manager is not empowered to take this decision, and must refer to his/her superior prior to implementation. The decision will be confirmed to the employee in writing, and this letter will highlight the right of appeal set out later in this procedure.

The Company reserves the right in any event to invoke the procedure at whichever stage it considers appropriate, in all of the circumstances.

Summary Dismissal

In cases of gross misconduct, summary dismissal may be the only reasonable course of action by the company. Examples of actions likely to be treated as gross misconduct include:

•	striking a colleague or manager
•	drunkenness or being under the influence of non-ethical drugs while on duty
•	theft

•	breach of the Equal Opportunities Policy
•	serious breach of company confidentiality
•	actions likely to jeopardise the health and safety of self and others in the workplace
•	failure to obey a reasonable management instruction

When gross misconduct is suspected, the employee will be suspended on full pay for up to five working days, to allow for a full investigation of the case. This investigation will include, or conclude with, a meeting with the employee. If the investigation has upheld the case of gross misconduct, the employee will be summarily dismissed, without notice or pay in lieu. The decision will be confirmed to the employee in writing, along with details of the right of appeal.

So what is the right of appeal?

Any appeal against disciplinary action should be made in writing to the Human Resources Director, within five working days of the disciplinary action. It should set out the grounds for the appeal.

An appeal against a written warning will be reviewed by the disciplinary manager's own manager. He/she will carry out a full review of the facts, which may involve a further meeting with the employee and the employee's manager. Following this review, a written reply to the employee's comments will be made, and any other appropriate action taken.

An appeal against dismissal will be reviewed by the appropriate Head of Department, excepting that in a case where he/she has been involved in the decision to dismiss, the appeal will be reviewed by a Main Board Director. There is no further right of internal appeal.

How long does a warning stay on an employee's record?

Warnings and notes from disciplinary meetings will usually be held on an employee's file for two years. Final written warnings will run for up to one year, other warnings for six months.

Where do I go for further advice?

The Human Resources Director would be pleased to discuss any aspect of this procedure with you.

APPENDIX 2: SHARE DEALING CODE

In order to comply with the Criminal Justice Act 1993 and the Regulations of the London Stock Exchange, the Company has introduced the following rules which will apply whenever an employee of Eidos plc ("the Company") or one of its subsidiaries wishes to buy or sell shares in the Company:

1.	For the purposes of these rules, "the Director" shall mean Charles Cornwall or, in his absence, Robert Keith.

2.	Before any dealing in the shares takes place, you must obtain written approval from the Director. The Director will either:
a) give consent;
b) refuse consent (in which case no explanation need be given); or
c) Give approval subject to obtaining written consent from a third party.

3.	If written approval is given, an Authorisation Form (which can be obtained from Charlotte Eastwood ("the Company Secretary")) must be completed before any deal is carried out. The Company Secretary will keep a record of such dealings.

4.	Each person must gain consent individually.

5.	This Code applies to directors and employees and to their spouses and children under the age of 18, and to dealings by any trust, private company or investment manager with which any of the above people have a connection.

6.	You have a duty to advise those people described in paragraph 5 that certain dealing restrictions have been imposed on you and that there are certain periods during which time neither you nor they may deal in the Company's shares (see paragraphs 8 and 9 below). You must also ask such people to tell you immediately they have dealt in the Company's shares.

7.	Unless previously approved by the Director, all transactions must be made through the Company's stockbrokers.

8.	You may not deal in the Company's shares in the two months immediately preceding the preliminary announcement of the Company's annual results or the announcement of half yearly results, in the period of one month immediately preceding the announcement of quarterly results nor on considerations of a short term nature.

9.	You may not deal in the Company's shares when you are in possession of unpublished price-sensitive information. If you are in any doubt about whether something constitutes unpublished price-sensitive information, you should contact the Director.

10.	In an approved transaction, the Company Secretary must be given a copy of the relevant contract note not more than 2 business days after the date of the transaction.

By Order of the Board
C Eastwood
Company Secretary
May 1997